Transamerica 10f-3 Equity Report March 2017


Fund	Offering Date/Trade Date	Issuer/Security
	Cusip	Offering Type	Shares	Unit Price of
Offering/Price Paid Per Unit	Spread	Total Price Paid
	Underwriter From Whom the Fund Purchased
	Total Shares Offered	Total Size of the
Offering	Total Shares Purchased by Investment
Management	Total Price Paid by the Fund Plus Total
Price paid For Same Securities Purchased By the Same
Sub-adviser	% of Offering	Sydicate Members
Transamerica Funds/Multi-Managed Balanced
2017-03-02	SNAP INC - A83304A10	U.S Registered
14,500.00 	17.00	0.425	$246,500	Morgan
Stanley And Co LLC	200,000,000	$3,400,000,000
     5,422,400 	$92,180,800	2.71%	Morgan Stanley,
Barclays, Goldman Sachs, Credit Suisse, JPMorgan,
Deutsche Bank, Allen & Company LLC
TF/Transamerica Multi-Managed Balanced Fund	2016-12-15
DIAMONDBACK ENERGY INC	25278X10
	U.S. Registered	1,500.00 97.00	1.6975
	$145,500	Credit Suisse	10,500,000
	$1,018,500,000	258,500 	$25,074,500
	2.46%